DE JOYA GRIFFITH
Certified Public Accountants and Consultants

June 16, 2014

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Anglesea Enterprises, Inc.

We have read the statements that we understand Anglesea Enterprises, Inc. will include under Item 4.01 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm.

Very truly yours,

De Joya Griffith, LLC

Certified Public Accountants